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                             SEL-LEB MARKETING, INC.
                                495 River Street
                           Paterson, New Jersey 07524




                                             January 6, 1998



VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Registration Statement on Form S-3
               of Sel-Leb Marketing, Inc.
               (Registration No. 333-22761)
               ----------------------------------

Ladies and Gentlemen:

         Reference is hereby made to a letter dated December 15, 1997 from Richard K. Wulff, Chief of the Office of Small Business Review of the Securities and Exchange Commission (the "Commission"), to Sel-Leb Marketing, Inc. (the "Company") regarding the above-referenced Registration Statement on Form S-3 (Registration No. 333-22761) (the "Registration Statement"). The Registration Statement was filed by the Company with the Commission on March 4, 1997 for purposes of registering under the Securities Act of 1933, as amended, the offer and sale by a stockholder of the Company (the "Selling Stockholder") of up to 360,000 shares of common stock, par value $.01 per share, of the Company (the "Shares").

         Subsequent to the filing of the Registration Statement, the Company and the Selling Stockholder determined not to proceed with the registration of the Shares. Accordingly, the Company hereby requests that the Registration Statement be withdrawn.

         Please call James Martin Kaplan, Esq. of Zimet, Haines, Friedman & Kaplan, counsel to the Registrant, at (212) 486-1700

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if you have any questions regarding this matter.

                                       Very truly yours,

                                       SEL-LEB MARKETING, INC.


                                       By: /s/ Jan S. Mirsky
                                           ---------------------------------
                                           Jan S. Mirsky
                                           Executive Vice President -
                                           Finance and Chief Operating
                                           Officer

cc:  Richard K. Wulff
       Chief, Office of Small
       Business Review